Your Ref: SEC File No. 83-2 Re: Section 11 (a) of the Asian Development Bank – Regulation AD Rule 2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the Asian Development Bank Act.

For the Fiscal quarter ended 30 June 2026

ASIAN DEVELOPMENT BANK
6 ADB Avenue Mandaluyong City
1550 Metro Manila, Philippines

(1)	Information as to purchase or sale by ADB of its primary obligations during the quarter:

Summary information in respect of purchases and sales of ADB's primary obligations in the second quarter of 2026 is set out in Appendices A and B.

(2)	Copies of ADB’s regular quarterly financial statements:

ADB’s financial statements for the quarter ended 30 June 2026 have not been approved by the ADB’s Board of Directors but will be provided following approval.
(3)	Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:

There were no material modifications or amendments of any exhibits previously filed with the Commission.

ASIAN DEVELOPMENT BANK TREASURY DEPARTMENT FUNDING DIVISION	APPENDIX A

SUMMARY OF NEW BORROWINGS
FOR THE SECOND QUARTER 2026

SECID	ISSUE DATE	MATURITY DATE	DESCRIPTION	CCY	PRINCIPAL AMOUNT

2365_GMTN2052_00_2	8-May-26	8-May-36	5.36% AUD FIXED RATE CALLABLE NOTES 26/36	AUD	70,000,000.00
			AUD TOTAL		70,000,000.00

2335_GMTN2019_00_1	16-Apr-26	16-Apr-46	1.0475% CHF FIXED RATE NOTE 26/46	CHF	135,000,000.00
			CHF TOTAL		135,000,000.00

2375_RNP_00	10-Jun-2026	10-Jun-2028	1.46% CNY FIXED RATE NOTE 26/28	CNY	5,000,000,000.00
			CNY TOTAL		5,000,000,000.00

2370_GMTN2055_00_2	12-May-2026	14-May-2029	2.6% DKK FIXED RATE NOTE 26/29	DKK	1,000,000,000.00
			DKK TOTAL		1,000,000,000.00

2352_GMTN2037_00_2	14-Apr-26	14-Apr-27	18.5% EGP FIXED RATE DUAL CURRENCY NOTE 26/27	EGP	1,350,000,000.00
2363_GMTN2050_00_2	7-May-26	7-Nov-27	17.45% EGP FIXED RATE DUAL CURRENCY NOTE 26/27	EGP	1,300,000,000.00
			EGP TOTAL		2,650,000,000.00

2361_GMTN2048_00_2	7-May-26	7-May-65	EUR ZERO COUPON/ CALLABLE 26/65	EUR	60,000,000.00
2376_GMTN2058_00_1	17-Jun-26	17-Jun-33	3.1% EUR FIXED RATE NOTE 26/33	EUR	1,250,000,000.00
			EUR TOTAL		1,310,000,000.00

2372_NMTN_00	13-May-26	13-May-31	GEL FLOATING RATE NOTES AMORTIZING 26/31	GEL	269,080,000.00
			GEL TOTAL		269,080,000.00

2349_GMTN2033_00_2	13-Apr-26	13-Apr-27	2.6% HKD FIXED RATE NOTE 26/27	HKD	390,000,000.00
2351_GMTN2036_00_2	14-Apr-26	14-Apr-27	2.54% HKD FIXED RATE NOTE 26/27	HKD	500,000,000.00
2353_GMTN2039_00_2	17-Apr-26	17-Apr-28	2.58% HKD FIXED RATE NOTE 26/28	HKD	500,000,000.00
2354_GMTN2040_00_2	21-Apr-26	21-Apr-28	2.58% HKD FIXED RATE NOTE 26/28	HKD	500,000,000.00
2356_GMTN2041_00_2	24-Apr-26	24-Apr-31	2.707% HKD FIXED RATE NOTE 26/31	HKD	400,000,000.00
2357_GMTN2042_00_2	23-Apr-26	24-Apr-28	2.72% HKD FIXED RATE NOTE 26/28	HKD	400,000,000.00
2379_GMTN2061_00_2	30-Jun-26	30-Jun-28	3.17% HKD FIXED RATE NOTE 26/28	HKD	500,000,000.00
2380_GMTN2062_00_2	30-Jun-26	30-Jun-28	3.173% HKD FIXED RATE NOTE 26/28	HKD	500,000,000.00
			HKD TOTAL		3,690,000,000.00

2374_GMTN2057_00_1	1-Jun-26	16-Oct-29	16.5% KZT FIXED RATE / AMORTIZING NOTES 26/29	KZT	20,000,000,000.00
			KZT TOTAL		20,000,000,000.00

2360_GMTN2045_00_2	28-Apr-26	28-May-27	13.5% NGN FIXED RATE DUAL CURRENCY NOTE 26/27	NGN	34,000,000,000.00
			NGN TOTAL		34,000,000,000.00

2371_NZDM0019_00_1	18-May-26	18-May-33	4.375% NZD FIXED RATE NOTE 26/33	NZD	1,300,000,000.00
			NZD TOTAL		1,300,000,000.00

2359_GMTN2044_00_2	23-Apr-26	23-Apr-29	2.665% SEK FIXED RATE NOTE 26/29	SEK	1,000,000,000.00
			SEK TOTAL		1,000,000,000.00

2369_GMTN2054_00_2	12-May-26	12-May-29	10.3% TJS FIXED RATE DUAL CURRENCY/AMORTIZING NOTES 26/29	TJS	47,012,500.00
			TJS TOTAL		47,012,500.00

SECID	ISSUE DATE	MATURITY DATE	DESCRIPTION	CCY	PRINCIPAL AMOUNT
2334_GMTN2022_00_2	1-Apr-26	1-Apr-41	USD ZERO COUPON/ CALLABLE 26/41	USD	120,000,000.00
2336_GMTN2020_00_2	1-Apr-26	1-Apr-41	USD ZERO COUPON/ CALLABLE 26/41	USD	120,000,000.00
2337_GMTN2026_00_2	10-Apr-26	10-Apr-56	USD ZERO COUPON/ CALLABLE 26/56	USD	200,000,000.00
2338_GMTN2027_00_2	1-Apr-26	1-Apr-36	4.55% USD FIXED RATE CALLABLE NOTES 26/36	USD	50,000,000.00
2339_GMTN2021_00_2	1-Apr-26	1-Apr-31	4.15% USD FIXED RATE CALLABLE NOTES 26/31	USD	50,000,000.00
2340_GMTN2023_00_2	1-Apr-26	1-Apr-36	4.63% USD FIXED RATE CALLABLE NOTES 26/36	USD	50,000,000.00
2341_GMTN2024_00_2	1-Apr-26	1-Apr-41	USD ZERO COUPON/ CALLABLE 26/41	USD	120,000,000.00
2342_GMTN2025_00_2	1-Apr-26	1-Apr-41	USD ZERO COUPON/ CALLABLE 26/41	USD	120,000,000.00
2343_GMTN2028_00_2	10-Apr-26	10-Apr-31	4.17% USD FIXED RATE CALLABLE NOTES 26/31	USD	50,000,000.00
2344_GMTN2031_00_2	10-Apr-26	10-Apr-56	USD ZERO COUPON/ CALLABLE 26/56	USD	200,000,000.00
2345_GMTN2029_00_2	10-Apr-26	10-Apr-41	USD ZERO COUPON/ CALLABLE 26/41	USD	120,000,000.00
2346_GMTN2030_00_2	10-Apr-26	10-Apr-41	USD ZERO COUPON/ CALLABLE 26/41	USD	120,000,000.00
2347_GMTN2032_00_2	13-Apr-26	13-Apr-41	USD ZERO COUPON/ CALLABLE 26/41	USD	120,000,000.00
2348_GMTN2035_00_2	14-Apr-26	14-Apr-56	USD ZERO COUPON/ CALLABLE 26/56	USD	200,000,000.00
2350_GMTN2034_00_2	13-Apr-26	13-Apr-41	USD ZERO COUPON/ CALLABLE 26/41	USD	120,000,000.00
2355_GMTN2038_00_2	15-Apr-26	15-Apr-36	4.36% USD FIXED RATE CALLABLE NOTES 26/36	USD	100,000,000.00
2358_GMTN2043_00_2	20-Apr-26	20-Apr-36	4.43% USD FIXED RATE CALLABLE NOTES 26/36	USD	150,000,000.00
2362_GMTN2049_00_2	7-May-26	7-May-33	4.1% USD FIXED RATE CALLABLE NOTES 26/33	USD	50,000,000.00
2364_GMTN2051_00_2	7-May-26	7-May-33	4.1% USD FIXED RATE CALLABLE NOTES 26/33	USD	70,000,000.00
2366_GMTN2053_00_2	8-May-26	8-May-36	4.43% USD FIXED RATE CALLABLE NOTES 26/36	USD	50,000,000.00
2367_GMTN2046_00_1	30-Apr-26	30-May-29	USD FLOATING RATE DISASTER RELIEF CAPITAL AT RISK NOTES 26/29	USD	80,000,000.00
2368_GMTN2047_00_1	30-Apr-26	30-May-29	USD FLOATING RATE DISASTER RELIEF CAPITAL AT RISK NOTES 26/29	USD	80,000,000.00
2373_GMTN2056_00_1	28-May-26	28-May-31	4.25% USD FIXED RATE/GLOBAL 26/31	USD	4,000,000,000.00
2377_GMTN2059_00_1	23-Jun-26	23-Jun-32	USD FLOATING RATE/GLOBAL 26/32	USD	1,000,000,000.00
2378_GMTN2060_00_2	24-Jun-26	24-Jun-29	4.154% USD FIXED RATE NOTE 26/29	USD	100,000,000.00
			USD TOTAL		7,440,000,000.00

ASIAN DEVELOPMENT BANK TREASURY DEPARTMENT FUNDING DIVISION	APPENDIX B

SUMMARY OF REDEMPTIONS
 FOR THE SECOND QUARTER 2026

CCY	SECID	MATURITY DATE	REDEMPTION DATE	DESCRIPTION		EARLY REDEMPTION		FINAL REDEMPTION

AUD
AUD 1470_AUDM029_00_1		5-May-26	5-May-26	0.5% AUD FIXED RATE NOTE 20/26		0.00		750,000,000.00
					AUD - TOTAL	0.00		750,000,000.00

AZN
AZN 1869_GMTN1561_00_1		4-Dec-26	4-Jun-26	6.25% AZN FIXED RATE DUAL CURRENCY/AMORTIZING NOTES 23/26		3,625,000.00	a	0.00
					AZN - TOTAL	3,625,000.00		0.00
EGP
EGP 2101_GMTN1788_00_2		16-Apr-26	16-Apr-26	19.75% EGP FIXED RATE DUAL CURRENCY NOTE 25/26		0.00		1,500,000,000.00
EGP 2119_GMTN1806_00_2		14-May-26	14-May-26	20% EGP FIXED RATE DUAL CURRENCY NOTE 25/26		0.00		510,000,000.00
EGP 2133_GMTN1820_00_2		4-Jun-26	4-Jun-26	20% EGP FIXED RATE DUAL CURRENCY NOTE 25/26		0.00		1,500,000,000.00
					EGP - TOTAL	0.00		3,510,000,000.00

GBP
GBP 1677_GMTN1382_00_2		13-May-26	13-May-26	2.2% GBP FIXED RATE NOTE 22/26		0.00		100,000,000.00
GBP 1695_GMTN1397_00_2		24-Jun-26	24-Jun-26	2.8% GBP FIXED RATE CALLABLE NOTES 22/26		0.00		100,000,000.00
					GBP- TOTAL	0.00		200,000,000.00
HKD
HKD 1821_GMTN1518_00_2		24-Apr-26	24-Apr-26	3.3% HKD FIXED RATE NOTE 23/26		0.00		200,000,000.00
HKD 1918_GMTN1608_00_2		8-Apr-26	8-Apr-26	4.12% HKD FIXED RATE NOTE 24/26		0.00		200,000,000.00
HKD 1919_GMTN1609_00_2		9-Apr-26	9-Apr-26	4.05% HKD FIXED RATE NOTE 24/26		0.00		100,000,000.00
HKD 1924_GMTN1613_00_2		25-Apr-26	25-Apr-26	4.22% HKD FIXED RATE NOTE 24/26		0.00		200,000,000.00
HKD 1926_GMTN1615_00_2		24-Apr-26	24-Apr-26	4.35% HKD FIXED RATE NOTE 24/26		0.00		200,000,000.00
HKD 1927_GMTN1614_00_2		24-Apr-26	24-Apr-26	4.26% HKD FIXED RATE NOTE 24/26		0.00		200,000,000.00
HKD 1928_GMTN1618_00_2		2-May-26	2-May-26	4.3% HKD FIXED RATE NOTE 24/26		0.00		100,000,000.00
HKD 1930_GMTN1621_00_2		13-May-26	13-May-26	4.176% HKD FIXED RATE NOTE 24/26		0.00		200,000,000.00
HKD 1932_GMTN1622_00_2		13-May-26	13-May-26	4.32% HKD FIXED RATE NOTE 24/26		0.00		100,000,000.00
HKD 1937_GMTN1627_00_2		20-May-26	20-May-26	4.34% HKD FIXED RATE NOTE 24/26		0.00		100,000,000.00
HKD 1942_GMTN1632_00_2		4-Jun-26	4-Jun-26	4.247% HKD FIXED RATE NOTE 24/26		0.00		300,000,000.00
					HKD - TOTAL	0.00		1,900,000,000.00
KJS
KJS 1993_GMTN1683_00_2		18-Nov-27	18-May-26	10.5% KGS FIXED RATE DUAL CURRENCY/AMORTIZING NOTES 24/27		106,875,000.00	a	0.00
					KJS - TOTAL	106,875,000.00		0.00
MNT
MNT 2099_GMTN1785_00_1		12-Apr-30	13-Apr-26	10% MNT FIXED RATE DUAL CURRENCY/AMORTIZING NOTES 25/30		5,077,727,000.00	a	0.00
					MNT - TOTAL	5,077,727,000.00		0.00

NGN
NGN 2098_GMTN1786_00_2		16-Apr-26	16-Apr-26	20% NGN FIXED RATE DUAL CURRENCY NOTE 25/26		0.00		32,000,000,000.00
NGN 2120_GMTN1807_00_2		15-May-26	15-May-26	22% NGN FIXED RATE DUAL CURRENCY NOTE 25/26		0.00		35,000,000,000.00
NGN 2120_GMTN1807_01_2		15-May-26	15-May-26	22% NGN FIXED RATE DUAL CURRENCY NOTE 25/26		0.00		25,000,000,000.00
					NGN - TOTAL	0.00		92,000,000,000.00
NOK
NOK 1581_GMTN1292_00_1		18-Jun-26	18-Jun-26	1.342% NOK FIXED RATE NOTE 21/26		0.00		2,000,000,000.00
					NOK - TOTAL	0.00		2,000,000,000.00
NZD
NZD 1335_NZDM0009_00_1		16-Apr-26	16-Apr-26	2.375% NZD FIXED RATE NOTE 19/26		0.00		200,000,000.00
					NZD - TOTAL	0.00		200,000,000.00
RUB
RUB 1566_GMTN1276_00_2		7-May-26	7-May-26	5% RUB FIXED RATE NOTE 21/26		0.00		3,000,000,000.00
					RUB - TOTAL	0.00		3,000,000,000.00
USD
USD 1120_GMTN0855_00_1		24-Apr-26	24-Apr-26	2% USD FIXED RATE/GLOBAL 16/26		0.00		1,000,000,000.00
USD 1559_GMTN1271_00_1		14-Apr-26	14-Apr-26	1% USD FIXED RATE/GLOBAL 21/26		0.00		5,000,000,000.00
USD 1582_GMTN1293_00_2		16-Jun-26	16-Jun-26	USD FLOATING RATE NOTES 21/26		0.00		250,000,000.00
USD 1582_GMTN1293_01_2		16-Jun-26	16-Jun-26	USD FLOATING RATE NOTES 21/26		0.00		150,000,000.00
USD 1582_GMTN1293_02_2		16-Jun-26	16-Jun-26	USD FLOATING RATE NOTES 21/26		0.00		100,000,000.00
USD 1582_GMTN1293_03_2		16-Jun-26	16-Jun-26	USD FLOATING RATE NOTES 21/26		0.00		100,000,000.00
USD 1582_GMTN1293_04_2		16-Jun-26	16-Jun-26	USD FLOATING RATE NOTES 21/26		0.00		100,000,000.00
USD 1582_GMTN1293_05_2		16-Jun-26	16-Jun-26	USD FLOATING RATE NOTES 22/26		0.00		100,000,000.00
USD 1582_GMTN1293_06_2		16-Jun-26	16-Jun-26	USD FLOATING RATE NOTES 22/26		0.00		200,000,000.00
USD 1582_GMTN1293_07_2		16-Jun-26	16-Jun-26	USD FLOATING RATE NOTES 23/26		0.00		100,000,000.00
USD 1582_GMTN1293_08_2		16-Jun-26	16-Jun-26	USD FLOATING RATE NOTES 23/26		0.00		100,000,000.00
USD 1582_GMTN1293_09_2		16-Jun-26	16-Jun-26	USD FLOATING RATE NOTES 23/26		0.00		100,000,000.00
USD 1582_GMTN1293_10_2		16-Jun-26	16-Jun-26	USD FLOATING RATE NOTES 23/26		0.00		50,000,000.00
USD 1582_GMTN1293_11_2		16-Jun-26	16-Jun-26	USD FLOATING RATE NOTES 23/26		0.00		100,000,000.00
USD 1940_GMTN1630_00_1		21-May-26	21-May-26	4.875% USD FIXED RATE/GLOBAL 24/26		0.00		3,500,000,000.00
USD 1921_GMTN1610_00_2		12-Apr-29	13-Apr-26	4.95% USD FIXED RATE CALLABLE NOTES 24/29		300,000,000.00	b	0.00
USD 1931_GMTN1620_00_2		9-May-34	11-May-26	5.81% USD FIXED RATE CALLABLE NOTES 24/34		50,000,000.00	b	0.00
USD 1933_GMTN1623_00_2		13-May-34	13-May-26	5.847% USD FIXED RATE CALLABLE NOTES 24/34		63,000,000.00	b	0.00
USD 1935_GMTN1625_00_2		15-May-34	15-May-26	5.82% USD FIXED RATE CALLABLE NOTES 24/34		50,000,000.00	b	0.00
USD 1936_GMTN1626_00_2		15-May-34	15-May-26	5.81% USD FIXED RATE CALLABLE NOTES 24/34		50,000,000.00	b	0.00
USD 2129_GMTN1816_00_2		29-May-35	29-May-26	5.07% USD FIXED RATE CALLABLE NOTES 25/35		100,000,000.00	b	0.00
USD 1835_GMTN1530_00_2		30-Dec-26	30-Jun-26	4.375% USD FIXED RATE CALLABLE NOTES 23/26		100,000,000.00	b	0.00
					USD - TOTAL	713,000,000.00		10,950,000,000.00

[a]	Amortized notional on indicated Redemption Date
[b]	Fully redeemed on indicated Redemption Date